Energy XXI (Bermuda) Ltd.

Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods shown:

	Year Ending June 30, 2007 (unaudited)	Period from inception (July 25 2005) to June 30, 2006 (unaudited)	Three Months Ending September 30, 2007 (unaudited)	Three Months Ending September 30, 2006 (unaudited)
RATIO OF EARNINGS TO FIXED CHARGES	1.61x	2.09x	1.11x	1.20x

For purposes of computing the ratio of earnings to fixed charges, earnings is defined as pre-tax income plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees.

Calculation of Ratio of Earnings to Fixed Charges, as Defined (in thousands, except ratio of earnings to fixed charges):

	Year Ending June 30, 2007 (unaudited)	Period from inception July 25 2005 to June 30, 2006 (unaudited)	Three Months Ending September 30, 2007 (unaudited)	Three Months Ending September 30, 2006 (unaudited)
Earnings:
Pre-Tax Income	36,795	8,669	2,816	2,964
Fixed Charges	60,330	7,933	26,811	14,859
Total Earnings	97,125	16,602	29,627	17,823

Fixed Charges:
Interest expensed	53,285	7,439	25,691	9,492
Deferred financing fees	7,045	494	1,120	5,367
Total Fixed Charges	60,330	7,933	26,811	14,859

Ratio of Earnings to Fixed Charges	1.61	2.09	1.11	1.20